UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [August] 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ( ✓ )	No	Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ( )	No ( ✓ )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

The registrant files with the Korea Securities Exchange the notice dated August 9, 2004. Attached is English language version of the notice.

The following table sets forth the contract of Introduction of Technology.

	1. Partner	GLD Corporation

	2. Relation to The Company	Affiliate

3. Main Content	Name of Technology	Technology Licensing Contract for GFM(Glass Forming Machine) and FFL(Flat Fluorescent Lamp)

	Summary of Technology	Related technology for manufacturing GFM(Glass Forming Machine) and FFL(Flat Fluorescent Lamp)

	Introduction Method	Licensing

	Payment	500,000,000 won

	Periods of Contract	From August 9, 2004 to August 9, 2009. After the term it will be automatically extended if there is no objection by letter.

	4. Reason for Introduction	To maximize the Company’s profit margin through the new business

	5. Date of Contract	August 9, 2004

	6. Date of Decision (by Board of Directors)	-

	— Attendance of Outside Directors	Yes: - No: -

	— Attendance of Auditor	No

	7. Infringement of Fare Trade Rules	No

	8. Others	—

	* Relevant Public Announcement Date	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2004

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative Of Investor Relations Team